AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1996
                                                                   ---
                                            SECURITIES ACT FILE NO. 33-36472
                                    INVESTMENT COMPANY ACT FILE NO. 811-6156




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                               AMENDMENT NO. 1

             MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                               (NAME OF ISSUER)

             MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

              SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 589945 10 4
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ARTHUR ZEIKEL
             MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                            800 SCUDDERS MILL ROAD
                        PLAINSBORO, NEW JERSEY  08536
                                (609) 282-2800
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING
                                 STATEMENT)

                                  COPIES TO:


THOMAS R. SMITH, JR., ESQ.                   PHILIP L. KIRSTEIN, ESQ.
BROWN & WOOD LLP                             MERRILL LYNCH ASSET MANAGEMENT
ONE WORLD TRADE CENTER                       P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557               PRINCETON, NEW JERSEY 08543-9011


                               OCTOBER 21, 1996
                      (DATE TENDER OFFER FIRST PUBLISHED
                      SENT OR GIVEN TO SECURITY HOLDERS)



     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on October 21, 1996 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on November 18, 1996 (the "Expiration Date"). Pursuant to the Offer, 645,544.126 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $11.14 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $7,191,361.56.


                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.



November 20, 1996        By  /s/ Terry K. Glenn
                            ------------------------------------------
                              (Terry K. Glenn,
                               Executive Vice President)